June 2, 2022

Karl Hiller

Branch Chief

Office of Energy & Transportation

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE: Core Laboratories N.V.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 10, 2022

File No.: 001-14273

Dear Mr. Karl Hiller:

Thank you for the letter dated May 18, 2022, from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and our subsequent interim report. Set forth below are the responses of Core Laboratories N.V. (“Core Laboratories” or the “Company”) to your comments in the order in which they were presented in the letter from the Staff. For your convenience, each response is prefaced by the exact text of the corresponding comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Business

International Operations, page 7

•
We note your disclosure indicating that revenues associated with the former Soviet Union represented about 7% of your total revenues for 2021, and we see that you have provided disclosures in various parts of your subsequent interim report regarding certain implications of the Russia-Ukraine conflict on your business. We understand that you have suspended operations in Ukraine although you continue operating in Russia, as you indicate that future sanctions may require you to cease or wind down operations in Russia, and you explain that if this occurs your assets in Russia could become impaired.

You further clarify that if sanctions change or are expanded, this could further hinder your ability to do business in Russia or with certain Russian entities, and this could have a material adverse impact on your financial condition and results of operations. You also indicate that your employees, contractors, and agents may not abide by the policies and procedures that you have established to comply with applicable sanctions and trade restrictions and that if you are held responsible for any such instances of non-compliance, the penalties could have a material adverse effect on your business.

Given your disclosures referencing the possibility of material adverse effects, expand your disclosures to more clearly describe how the Russia-Ukraine conflict may impact your operations. As part of your expanded disclosure, address the following points.

o
Describe the extent to which you have operations, facilities, fixed assets, inventories, business relationships, and transactions within Russia, Belarus, and Ukraine, or with entities or persons related to these countries, and describe the particular role and significance of your subsidiary in Russia.

RESPONSE: We respectfully acknowledge the Staff’s comment, and acknowledge the Staff is primarily referring to expanded disclosures the Company included under Item 1 A. Risk Factors in its Quarterly Report on Form 10-Q filed with the Commission on April 28, 2022 (the “Form 10-Q”), for the three-month period ending March 31, 2022. The Company operates in Russia through its subsidiary, JSC Petroleum Analysts, and our operations in Russia and Ukraine are primarily conducted in a laboratory environment performing reservoir fluid analysis services associated with crude-oil assay deliverables. Crude-oil assays are generally performed for clients who are involved with the trading and transportation of crude oil and products derived from crude oil. The Company also has historically delivered well-perforating products into Ukraine. These well-perforating products are manufactured by our U.S. operation and shipped from the U.S. into Ukraine. The Company does not have any operations in, or any revenue attributable to, Belarus. Revenue attributable to the Company’s operations in Russia and Ukraine for the twelve-month period ending December 31, 2021, and three-month period ending March 31, 2022, are provided in the table below.

Table 1: Total Revenue (in million US dollars)

	Twelve-Months Ended December 31, 2021	% of Company Total Revenue	Three-months Ended March 31, 2022	% of Company Total Revenue
Russia	$28.6	6.1%	$7.4	6.4%
Ukraine	$4.7	1.0%	$0.8	0.7%
Total Company	$470.3	100%	$115.3	100%

As of March 31, 2022, values reflected in the Company’s Balance Sheet for facilities, fixed assets and inventory are as follows:

Table 2: Asset Value (in million US dollars)

	Russia	% of Company Total Assets	Ukraine	% of Company Total Assets
Leased facilities (“Leased assets”)	$3.4	0.6%	$0.1	0.02%
Fixed Assets	$4.2	0.7%	$0.1	0.01%
Inventory	-	-	-	-
Total	$7.6	1.3%	$0.2	0.03%

The Company will file revised risk factor disclosure related to its operations in Russia and Ukraine on a Current Report on Form 8-K or other future filing of the Company. For the convenience of the Staff, the revised and expanded risk factor disclosure is also set forth below with underlining provided to show revisions to the disclosure included in the Company’s Form 10-K and Form 10-Q:

REVISED DISCLOSURE:

Risk factors associated with our international presence

We depend on the results of our international operations, which expose us to risks inherent in doing business abroad.

We conduct our business in over 50 countries. Our operations, and those of our clients, are subject to the various laws, regulations and other legal requirements of those respective countries as well as various risks peculiar to each country, which may include, but are not limited to:

▪
global economic conditions;
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political actions and requirements of national governments including trade restrictions, embargoes, seizure, detention, nationalization and expropriations of assets;
▪
interpretation of tax statutes and requirements of taxing authorities worldwide, including the United States, routing examination by taxing authorities and assessment of additional taxes, penalties and/or interest;
▪
trade and economic sanctions, tariffs or other restrictions imposed by the European Union, the United Kingdom, the United States or other countries;
▪
civil unrest;
▪
acts of terrorism;
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fluctuations and changes in currency exchange rates (see section below);
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the impact of inflation;
▪
difficulty in repatriating foreign currency received in excess of the local currency requirements;

▪
current conditions in oil producing countries such as Venezuela, Nigeria, Libya, Iran and Iraq considering their potential impact on the world markets; and
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geopolitical conflicts in the countries or regions we operate in, including the Russia-Ukraine conflict.

Historically, economic downturns and political events have resulted in lower demand for our services and products in certain markets. The continuing instability in the Middle East, North Africa, and Ukraine, and the potential for activity from terrorist groups that the U.S. government has cautioned against have further heightened our exposure to international risks. The global economy is highly influenced by public confidence in the geopolitical environment and the situation in the Middle East, North Africa, Russia and Ukraine continues to be highly fluid; therefore, in addition to suspension of local operations in Ukraine and delivery of products into Ukraine and Russia, we expect to experience heightened international risks, which may include further suspension of local operations and delivery of products into the impacted countries.

From time to time, certain geopolitical conflicts may lead to imposition of economic sanctions and associated export controls by the U.S. government. These sanctions may be imposed against certain countries, companies and individuals that may restrict or prohibit transactions involving the countries, companies and individuals identified, which may also further restrict or prohibit us in conducting sales and maintaining operations in any of these jurisdictions.

Our operations may be adversely affected by sanctions, export controls, and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine.

The recent geopolitical conflict between Russia and Ukraine has resulted in the U.S. government, European Union, the United Kingdom and other countries imposing broad-ranging and coordinated economic sanctions and export control measures against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including, among others:

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a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs;
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a prohibition on commercial activities in the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic;
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a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”), the electronic banking network that connects banks globally;
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a ban on imports of Russian crude oil, liquefied natural gas and coal to the United States;
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a ban on new investment in the Russian energy sector; and

▪
enhanced export controls and trade sanctions targeting Russia’s importation of certain goods and technology, including restrictive measures on the export and re-export of dual-use goods, stricter licensing policy with respect to issuing export licenses, and increased use of “end-use” controls to block or impose licensing requirements on exports.

Due to the international scope of our operations, the Company is subject to various laws and regulations, including regulations issued by the U.S. Department of Treasury, the U.S. Department of State, the Bureau of Industry and Security (“BIS”) and Office of Foreign Asset Control (“OFAC”), as well as the counterparts of these agencies in foreign countries. The Company actively monitors changes in these regulations as they pertain to the goods and services we provide and their impact on our business, including our business partners and customers.

As the conflict in Ukraine continues, these sanctions may change and be expanded, which could further hinder the Company’s ability to do business in Russia or with certain Russian entities, which could have an adverse impact on the Company’s financial condition and results of operations. Furthermore, in retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, Russian authorities imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and other economic and financial restrictions.

The Company continuously screens existing business partners globally against Specially Designated National / Restricted Persons lists. All new engagements with business partners are screened prior to the beginning of any business relationship. Individuals or entities that become subject to applicable sanctions are immediately blocked from further commercial activity with the Company until confirmed by the Company’s legal counsel whether permissible to proceed pursuant to a general or special license or other exemption, or a change in facts.

Furthermore, while we have policies, procedures and internal controls in place designed to ensure compliance with applicable sanctions and trade restrictions, and though the current effects from the Russia-Ukraine conflict have, thus far, not resulted in a material adverse impact to the Company’s financial condition or results of operations, our employees, contractors, and agents may take actions in violation of such policies and applicable law and we could be held ultimately responsible. We rely on our employees to adhere to the policies, procedures and internal controls we have established to maintain compliance with evolving sanctions and export controls. To that end, we have implemented training programs, both in person and online, to educate our employees on applicable sanctions and export controls laws. If we are held responsible for a violation of U.S. or other countries’ sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

Should future sanctions require us to cease or wind down our Russian operations, our assets located there may be impacted and could become subject to impairment. As of March 31, 2022, the Company’s fixed assets in Russia were approximately $4.2 million, or less than 4% of the Company’s total fixed assets and less than 1% of the Company’s total assets. For the year-ended December 31, 2021 and the three-month period ending March 31, 2022, our operations in Russia represent approximately 6% of the Company’s total revenue. Additionally, at March 31, 2022, we released $600 thousand of accrued withholding tax associated with $12 million of undistributed earnings from our Russian subsidiary, which are not expected to be distributed in the foreseeable future. Also, cessation of our Russian operations resulting from future sanctions may cause us to incur employee severance and other associated costs statutorily required under local labor laws.

On March 16, 2022, we suspended our local operations in Ukraine to minimize risk to our employees. Revenue attributable to the Company’s local Ukraine operations were less than $600 thousand for the year-ended December 31, 2021, were less than $200 thousand for the three-month period ending March 31, 2022, and as of March 31, 2022 fixed assets located in Ukraine were less than $50 thousand.

We are actively monitoring the situation in Ukraine and assessing its impact on our operations in the region, including our business partners and customers. We have not experienced any material interruptions in our infrastructure, supplies or networks needed to support our operations. However, the situation is rapidly evolving and the United States, the European Union, the United Kingdom and other countries may implement additional sanctions, export controls or other measures against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government responses, are fluid and beyond our control.

The Russia-Ukraine conflict may also heighten many other risks disclosed in our 2021 Annual Report, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, adverse effects on global macroeconomic conditions, including increased inflation; increased volatility in the price and demand of oil and natural gas, increased exposure to cyberattacks; limitations in our ability to implement and execute our business strategy; risks to employees and contractors that we have in the region; disruptions in global supply chains; exposure to foreign currency fluctuations and potential nationalizations and assets seizures in Russia, constraints or disruption in the capital markets and our sources of liquidity; our potential inability to service our remaining performance obligations and potential contractual breaches and litigation.

o
Describe the sanctions and trade restrictions that have been imposed on operations conducted within Russia, Belarus, and Ukraine, including related entities or persons, explain how you have assessed the applicability of such measures to your operations, and identify any uncertainties associated with your positions of being outside the scope of such measures and the implications of possible changes in those uncertainties and your positions.

RESPONSE: We respectfully acknowledge the Staff’s comment, and as stated in our response above, will accordingly modify the applicable risk factor disclosure related to the Company’s operations in Russia and Ukraine on a Current Report on Form 8-K or other future filing of the Company.

o
Quantify the amounts that you have capitalized for assets situated in Russia, Belarus, and Ukraine, and indicate the nature of such assets.

RESPONSE: We respectfully acknowledge the Staff’s comment and refer to Table 2 and proposed expanded disclosure in our response above. As of December 31, 2021 and as of March 31, 2022, our aggregate total fixed asset balance in both Russia and Ukraine is not material to the Company’s consolidated total assets.

o
Clarify how you have assessed the need for impairment testing of your long-lived assets in Russia, Belarus and Ukraine pursuant to FASB ASC 360-10-35-21 as of March 31, 2022, and indicate the results of any such testing, and the key assumptions made in arriving at your conclusions.

RESPONSE: We respectfully acknowledge the Staff’s comment, and the Company has assessed the need for impairment testing for long-lived assets (“LLA”) in Russia and Ukraine as of March 31, 2022. With regards to the Company’s Russia operations and associated fixed assets, as of March 31, 2022, and through the date of this letter, all lab facilities, offices, and locations in Russia continue to operate. Notwithstanding the continuing conflict in Ukraine, our operations in Russia remained profitable, which formed the basis of our projections for evaluating impairment and no specific asset impairments were required. Additionally, the various economic sanctions as discussed in our response above have not materially impaired or restricted the Company’s ability to continue operations in Russia. Accordingly, we determined that there is no impairment for LLA in Russia as of March 31, 2022.

With regard to our operation in Ukraine, as we disclosed in our Current Report on Form 8-K filed with the Commission on March 16, 2022, although we have suffered no damages to our facilities located in Odesa, Ukraine, we decided to suspend operations out of concern for the safety of our employees. As of March 31, 2022, it is the Company’s intent to resume operations in Ukraine at such time as we believe appropriate and safe for our local employees. Accordingly, no impairment of the assets located in Ukraine was deemed necessary as of March 31, 2022. See

Table 2 above for values attributable to our assets in Ukraine and proposed expanded risk factor disclosure included in our response above. The Company undertakes to include a discussion of impairment testing with respect to its assets in Russia and Ukraine in its next Quarterly Report on Form 10-Q.

o
Quantify the revenue backlog associated with contractual arrangements involving operations in these countries that either have or may become subject to sanctions or trade restrictions, indicate the current status of material arrangements and the extent to which these pertain to sales of products or sales of services, and identify the periods over which your contractual obligations are expected to be performed.

RESPONSE: We respectfully acknowledge the Staff’s comment and as described above, the nature of services performed in Russia and Ukraine are primarily conducted in a laboratory environment performing reservoir fluid analysis services associated with crude-oil assay deliverables and selling well perforating products into Ukraine. With respect to laboratory services conducted in country, work is generally performed through job nominations or call-out service orders. In some instances, these job nominations or service orders are issued under a master service agreement, which outlines the general terms and conditions for completing the work and a price list for the applicable services to be provided. However, the master services agreement does not obligate our customer to provide us with a specified level or total value of work. The turnaround time for these services is typically very short (generally within 24 – 48 hours of receipt of the nomination), and given that these job nominations and call-out service orders are received and executed on a daily basis, there is no “backlog” associated with this business and therefore we do not believe any additional disclosure is required nor would it be useful to investors. As discussed above, as of March 31, 2022, there is no services revenue backlog associated with our operations in Russia or Ukraine. Products shipped into Ukraine are secured through a purchase order, which defines the quantity and type of products to be shipped. We have no contractual commitment for delivery of products to Russian or Ukrainian customers as of March 31, 2022.

o
Describe the nature of any direct or indirect reliance on goods, materials, product inputs, or services sourced in Russia, Belarus, and Ukraine, or countries that are supportive of Russia, and the extent of any actual or potential disruptions in supply chains and business relationships in, or having connections to, these countries.

RESPONSE: We respectfully acknowledge the Staff’s comment and based on the nature of our services and products provided in Russia and Ukraine as described above, we have no inventory or manufactured products in these countries. Services and analyses are performed locally and are supported by local suppliers and vendors. The Company’s operations outside of Russia and Ukraine do not currently rely on any goods, materials, product inputs or services either directly or indirectly sourced from Russia or Ukraine. Therefore, we do not believe any additional disclosure is necessary or useful to investors.

o
Clarify how disruptions to supply chains associated with the movement of crude oil have impacted your ability to provide services and sell products, and explain how these are expected to realign to new logistical patterns as you indicate, and describe the process and logistical aspects of recommencing suspended operations.

RESPONSE: We respectfully acknowledge the Staff’s comment. The Company’s prior disclosure, in the Outlook section of its Form 10-Q, alluding to disruptions to supply chains associated with the movement of crude oil is intended to refer to the re-direction of Russian crude oil bound for ports across Europe to other destinations outside of the European Union. The disruption of oil being imported into Europe from Russia has reduced the Company’s service revenue in Europe associated with this activity. We believe that the volume of crude oil imports to Europe will return to pre-conflict levels and will most likely be sourced from new suppliers in the Middle East and/or the United States. The Company also believes that as crude oil import activity in Europe realigns and increases from current levels, the Company’s operations will participate in the recovery. The Company is not anticipating material changes to its operations, but will adjust accordingly as necessary. With regard to our Ukraine operations, as discussed above, we intend to resume our operations when we believe it is appropriate and safe for our local employees. We do not anticipate any meaningful lead-time or material investment to re-commence operations in Ukraine.

We will revise the applicable disclosure in future filings to include additional disclosure that is substantially similar to the language set forth below (underlining has been provided to show enhancements to current disclosure):

REVISED DISCLOSURE:

The geopolitical conflict between Russia and Ukraine that erupted in February 2022, has also resulted in current disruptions to traditional supply chains associated with the movement of crude oil, primarily reducing the level of crude oil sourced from Russia and being imported into various European ports. However, the supply chains associated with the movement of crude oil are expected to realign to new logistical patterns, as we expect Europe will find new suppliers of crude oil to be imported into the region. The current global demand for crude oil and natural gas has remained at a high level and is still expected to increase, thus, Core Lab expects supply lines to realign, and the Company's volume of associated laboratory services to increase commensurate with crude-oil import activity ~~resume in the near-term~~. Out of concern for our employees’ safety on March 16, 2022, the Company suspended its local Ukrainian operations. In addition, completion product sales delivered through our Production Enhancement segment into Ukraine have also been suspended.

o
With regard to the tax rate that you report for the three months ended March 31, 2022, which you indicate was largely impacted by the release of withholding tax related to unrepatriated earnings of your Russian subsidiary, clarify the nature, origin and rationale for the underlying adjustment, and quantify the amounts of unrepatriated earnings in Russia, Belarus, and Ukraine.

RESPONSE: We respectfully acknowledge the Staff’s comment regarding the tax rate reported for the three months ended March 31, 2022, that was largely impacted by the release of withholding tax related to unrepatriated earnings of our Russian subsidiary. Core Laboratories N.V. accrues a withholding tax liability on the unrepatriated earnings for all of the Company’s subsidiaries that are not considered to be permanently reinvested, and which would be subject to withholding tax upon repatriation of the earnings. During the three months ended March 31, 2022, due to a change in the local regulations in Russia prohibiting the repatriation of earnings from Russian companies, the Company is currently unable to distribute the earnings of its Russian subsidiary. Our inability to repatriate these earnings requires the Company to release the related withholding tax liability of $600 thousand associated with approximately $12.0 million of unrepatriated earnings as of March 31, 2022. Currently, there is no restriction imposed in Ukraine on repatriation of earnings and our unrepatriated earnings in Ukraine is approximately $38 thousand, as of March 31, 2022. The Company has no operations in Belarus.

Additionally, we will revise the applicable footnote disclosure in future filings to include additional disclosure that is substantially similar to the language set forth below (underlining has been provided to show enhancements to current disclosure):

REVISED DISCLOSURE:

Note 13. INCOME TAX EXPENSE (BENEFIT), page 14 of Form 10-Q

The Company recorded an income tax benefit of $1.2 million and income tax expense of $2.1 million for the three months ended March 31, 2022 and 2021, respectively. The effective tax rate for the three months ended March 31, 2022 was 39.4% recorded on a loss from continuing operations before taxes of $3.0 million. The tax rate for the three months ended March 31, 2022 was largely impacted by the release of withholding tax of $600 thousand related to unrepatriated earnings of our Russian subsidiary amounting to $12.0 million, which are not expected to be distributed in the foreseeable future.

The effective tax rate for the three months ended March 31, 2021 was 20.0% recorded on income from continuing operations before taxes of $10.3 million.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing and we believe the proposed changes and clarifications adequately address the Staff’s comments.

Please let me know if you have any follow-up comments or questions. We are more than happy to provide additional materials if requested.

Sincerely,

/s/ Kevin Daniels
Kevin Daniels
Chief Accounting Officer